                                                                  EXHIBIT (e)(1)

                        DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Board of Directors currently consists of one person who is an employee of the Company and six persons who are not employees of the Company (i.e., outside directors). Set forth below are the names, ages and positions of the Company's directors and executive officers as of the Record Date.

NAME                                        AGE                  POSITION(S)
----                                        ---                  -----------
Martin V. Alonzo..........................  68    Chairman of the Board, President, Chief
                                                    Executive Officer and Director
John H. Steadman..........................  50    President and Chief Operating Officer of
                                                    CBCC*
Parry D. Katsafanas.......................  52    President and Chief Operating Officer of
                                                    Leavitt+
Michael T. Segraves.......................  55    Chief Financial Officer, Vice President
                                                  and Secretary
Raymond E. Cartledge......................  70    Director
Charles E. Corpening......................  35    Director
John R. Kennedy...........................  69    Director
Robert D. Kennedy.........................  67    Director
Thomas F. McWilliams......................  57    Director
William R. Toller.........................  69    Director

---------------

* Chase Brass & Copper Company, Inc. ("CBCC"), is a wholly-owned subsidiary of the Company through which the Company conducts its brass rod operations.

+ Leavitt Tube Company, Inc. ("Leavitt"), is a wholly-owned subsidiary of the Company through which the Company conducts its steel tube operations.

     The current term of office of each director will expire at the Annual Meeting. At the Annual Meeting, successors to the directors will be elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified.

     Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors.

     The Company, Citicorp Venture Capital Ltd. ("CVC") and Mr. Alonzo are parties to a Voting Agreement (the "Voting Agreement") pursuant to which the Company has agreed to use its best efforts to cause up to two designees of CVC and one designee of Mr. Alonzo to be nominated for election as directors of the Company, and each of CVC and Mr. Alonzo have agreed to vote their respective shares of Common Stock in favor of such designees. Pursuant to the Voting Agreement, at any time the Board of Directors consists of five or more directors and CVC owns 20% or more of the outstanding Common Stock (after giving effect to the full conversion of all outstanding shares of Nonvoting Common Stock), CVC will be entitled to two such designees, and at any time the Board of Directors consists of fewer than five directors or CVC owns less than 20% of the outstanding Common Stock (after giving effect to the full conversion of all outstanding shares of Nonvoting Common Stock), CVC will be entitled to one such designee. CVC has designated Charles E. Corpening and Thomas F. McWilliams as its director nominees and Mr. Alonzo has designated himself as a director nominee pursuant to the Voting Agreement.

     The Company's existing bank credit facility also requires Mr. Alonzo to continue to serve on the Board of Directors as long as he is physically able to do so.

     There are no family relationships among the directors or executive officers and, except as to the designation of Messrs. Corpening, McWilliams and Alonzo as director nominees pursuant to the Voting Agreement, there were no arrangements or understandings between any such director or executive officer and any other person pursuant to which his selection as a director or an officer was made.

     Set forth below is certain biographical information regarding the executive officers and directors of the Company.

     Martin V. Alonzo. Mr. Alonzo has served as Chairman of the Board, President and Chief Executive Officer ("CEO") of the Company since the Company began operations in August 1990. Mr. Alonzo also served as President of Leavitt from August 1996 until March 1997. From 1987 until 1990, Mr. Alonzo pursued entrepreneurial opportunities, which included advising the Maxxam Group in connection with its acquisition of Kaiser Aluminum Corporation and, in conjunction with CVC, analyzing prospective acquisitions, primarily of metals related companies. From 1967 until 1987, Mr. Alonzo was employed by AMAX, Inc., a large mining and integrated aluminum company, in various capacities, including senior vice president and president -- industrial minerals division, executive vice president and president -- specialty and light metals operations and, from 1984 until July 1987, executive vice president and chief financial officer. Mr. Alonzo also served as a director of Alumax Inc., an integrated aluminum company, from 1974 to 1987.

     John H. Steadman. Mr. Steadman has served as President and Chief Operating Officer of CBCC since January 2000. He joined CBCC in October 1999 and served as Executive Vice-President until being appointed President and Chief Operating Officer. Prior to joining CBCC, Mr. Steadman was employed by Noranda Aluminum, Inc. from 1979 to 1999. Over the course of his career with Noranda, Mr. Steadman served as President of its aluminum road wheel subsidiary, American Racing Equipment, from 1996 through 1999 and as President of its rolled products subsidiary, Norandal USA, from 1989 through 1996. Prior to that he held various administrative and financial positions with Noranda Aluminum, R. J. Reynolds and RCA Corporation.

     Parry D. Katsafanas. Mr. Katsafanas has served as President and Chief Operating Officer of Leavitt since December 1997. Prior to such time, Mr. Katsafanas had served as Vice President -- Sales and Marketing of Leavitt since Leavitt acquired the steel tubing operations from UNR Industries, Inc., in August 1996. Prior to joining Leavitt, Mr. Katsafanas had been employed by the steel tubing division of UNR Industries, Inc., since 1974, serving in various sales capacities, including as regional sales manager from 1981 until July 1993 and as Vice President -- Sales and Marketing from July 1993 until August 1996.

     Michael T. Segraves. Mr. Segraves has served as Vice President and Secretary of the Company since September 1996, and as Chief Financial Officer since February 1997. Prior to joining the Company, Mr. Segraves was employed from 1992 to 1996 as vice president of administration and chief financial officer of AMP Circuits, a wholly-owned subsidiary of AMP Incorporated, a manufacturer in the electronics industry. From 1990 through 1992, Mr. Segraves was chief financial officer of Browning Ferris Industries' European subsidiary, headquartered in Utrecht, The Netherlands. Prior to these positions, Mr. Segraves was employed at Ford Motor Company and Tenneco, Inc., in various financial management positions.

     Raymond E. Cartledge. Mr. Cartledge was elected as a director of the Company in May 1995. Mr. Cartledge served as chairman of the board and chief executive officer of Union Camp Corporation, a paper and packaging company, from 1986 until 1994, and as chairman of the board of Savannah Foods & Industries, Inc., until his retirement in 1997. Mr. Cartledge also serves as a director of UCAR International, Inc., Delta Air Lines Inc. and Sunoco, Inc.

     Charles E. Corpening. Mr. Corpening was elected as a director of the Company in May 1995. Since 1994, Mr. Corpening has been a vice president of CVC, which beneficially owns approximately 48.3% of the outstanding Common Stock (see "Security Ownership of Certain Beneficial Owners and Management" below). Prior to joining CVC, Mr. Corpening was a vice president of Roundtree Capital Corp., a private investment firm based in Stamford, Connecticut from 1990 until 1994. Mr. Corpening was employed in the merchant banking division of the Rockefeller Group from 1988 until 1990 and worked in the mergers and acquisitions group of PaineWebber, Inc. from January 1987 until December 1988. Mr. Corpening received a masters of business administration from Columbia University Business School in 1993. Mr. Corpening also serves as a director of Davco Restaurants Inc.

     John R. Kennedy. Mr. John Kennedy was elected as a director of the Company in November 1994. From 1975 until his retirement in 1996, Mr. Kennedy served as president and chief executive officer of Federal Paper Board Company, Inc. Mr. Kennedy also serves as a director of De Vlieg-Ballard, Inc., International Paper Company, Holnam, Inc., Spartech Corporation, Pioneer Companies, Inc. and Modis Professional Services.

     Robert D. Kennedy. Mr. Robert Kennedy was appointed as a director of the Company in February 2000. Mr. Kennedy served as Chairman and Chief Executive Officer of Union Carbide Corporation from 1986 until 1995. Mr. Kennedy also served as Chief Executive Officer of UCAR International Inc. from March 1998 until July 1998, and as Chairman from March 1998 until September 1999. Mr. Kennedy also serves as a director of Sunoco, Inc., KMart, International Paper Company, Lionore Mining International Inc. and the National Association of Corporate Directors.

     Thomas F. McWilliams. Mr. McWilliams has served as a director of the Company since August 1990, and served as Vice President of the Company from July 1993 until September 1994. Since 1983, Mr. McWilliams has been affiliated with CVC and has served as vice president and a managing director of CVC as well as a member of CVC's investment committee. Mr. McWilliams also serves as a director of each of MMI Products, Inc., Royster-Clark, Inc., HydroChem Industrial Services, Inc., Ergo Science Corporation and Airxcel Inc.

     William R. Toller. Mr. Toller was elected as a director of the Company in October 1996. From October 1990 until July 1996, Mr. Toller served as chairman and chief executive officer of Witco Corporation, a specialty chemical company. Mr. Toller currently serves as a director of Commodore Separation Technologies, Inc., FusePlus, Inc., Commodore Applied Technologies, Inc. and The United States Chamber of Commerce. Mr. Toller also is a member of the Board of Trustees for the International Center for the Disabled in New York City and the Whitehead Institute for Biomedical Research in Boston, Massachusetts.

MEETINGS AND COMMITTEES OF DIRECTORS

     The Board of Directors has an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Board of Directors does not have a nominating committee.

     The Audit Committee makes recommendations to the Board of Directors concerning the selection of the Company's independent accountants, reviews and approves the scope of the annual audit and discusses internal accounting procedures and financial controls with the Company's management and auditors. The Audit Committee also reviews compliance by Company management and employees with Company policies and may initiate and supervise any special investigations it deems necessary. The members of the Audit Committee are William R. Toller (Chairman), John R. Kennedy and Thomas F. McWilliams, all of whom are independent outside directors. The Audit Committee held one meeting in 1999.

     The Compensation Committee is responsible for setting annual base and cash bonus compensation levels of executive officers and for establishing and administering the Company's compensation policies and practices, administering the Company's stock option plans, and supervising the administration of the Company's other employee benefit plans. The members of the Compensation Committee are John R. Kennedy (Chairman), Raymond E. Cartledge and Thomas F. McWilliams. The Compensation Committee held two meetings in 1999.

     During 1999, the Board of Directors held six meetings. Each of the directors, other than John R. Kennedy and Charles E. Corpening, attended at least 75% of the aggregate of all meetings held by the Board of Directors and (if applicable) all meetings of committees of the Board of Directors on which such director served during 1999.

                            MANAGEMENT COMPENSATION

BOARD COMPENSATION

     Cash Compensation. Each member of the Board of Directors who is not an employee or officer of the Company or any subsidiary of the Company ("Non-Employee Director") receives an annual retainer of $15,000 for service as a director, plus $1,000 for each meeting of the Board of Directors attended and $500 for each meeting of a committee of the Board of Directors attended, and reimbursement of all ordinary and necessary expenses incurred in attending any meeting of the Board of Directors or any committee of the Board of Directors. Employees of the Company who also serve as members of the Board of Directors do not receive any additional compensation for service as a director, but are reimbursed for related expenses.

     Stock Option Awards. Each Non-Employee Director is granted, on the date such person is elected or appointed as a director, stock options to purchase 7,500 shares of Common Stock at an exercise price equal to the average closing price of the Common Stock for the five trading days immediately preceding the date of grant (the "Average Fair Market Value"). All stock options granted to Non-Employee Directors vest in equal proportions on each of the first five anniversaries of the date of grant, provided that the person has been a director of the Company continuously through that date. Non-Employee Directors reelected to successive terms do not receive additional grants of stock options upon any such reelection. Prior to May 14, 1997, these grants of stock options were made pursuant to the Company's 1994 Long-Term Incentive Plan (the "1994 Incentive Plan"). As of May 14, 1997, all such awards are made pursuant to the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan").

     Also, pursuant to the Director Stock Option Plan, each Non-Employee Director may elect to defer all or a portion (in 25% increments) of such director's annual cash retainer for a calendar year and, if such director elects to defer all or a portion of his or her annual retainer, such director also may elect to defer his meeting fees, and receive, in lieu thereof, stock options equal to the value of the deferred retainer and meeting fees. Stock options granted in lieu of a director's deferred retainer and meeting fees will be granted as of the last day of each calendar quarter (the date on which the meeting fees for such quarter and the quarterly payments of the annual cash retainer are paid, in arrears) in the year to which the election relates. The number of stock options granted each quarter is determined by dividing the sum of (i) 25% of the total annual retainer amount deferred and (ii) if meeting fees have been deferred, the total amount of meeting fees to which the Non-Employee Director is entitled for such calendar quarter, by 50% of the Average Fair Market Value (as defined above) for the last five trading days of that calendar quarter, and also will have an exercise price equal to 50% of that Average Fair Market Value. Each stock option granted to Non-Employee Directors in lieu of their annual retainer and, if applicable, meeting fees vests fully and is exercisable immediately upon grant.

     In 1999, each of Messrs. Donahue and Toller elected to defer 50% of their respective annual retainers, while each of Messrs. Cartledge, Corpening, John Kennedy and McWilliams elected to defer 100% of their respective annual retainers. For 2000, Mr. Toller has elected to defer 50% of his annual retainer and Messrs. Cartledge, Corpening, John Kennedy, Robert Kennedy and McWilliams have elected to defer 100% of their respective annual retainers. In 1999, Messrs. Corpening, John Kennedy and McWilliams elected to defer their respective meeting fees. Messrs. Corpening, John Kennedy and McWilliams also have elected to defer their respective meeting fees for 2000.

     The Director Stock Option Plan provides that, upon a "change in control" of the Company, (1) all outstanding stock options will become immediately and fully vested and exercisable in full and (2) in the discretion of the Compensation Committee, each holder of a stock option will be granted a corresponding stock appreciation right. For the definition of "change in control" as used in the Director Stock Option Plan, see "Employment Agreements and Termination of Employment and Change-in-Control Arrangements -- Other Change-in-Control Arrangements -- Stock Option Plans" below.

COMPENSATION OF EXECUTIVE OFFICERS

     The compensation paid by the Company to its executive officers is administered by the Compensation Committee and generally consists of base salaries, annual cash incentives, equity incentives in the form of stock options, contributions to Company-sponsored 401(k) plans and miscellaneous perquisites.

     The following table sets forth the total compensation awarded to, earned by or paid by the Company to its CEO and to each of the other three executive officers of the Company whose total cash compensation exceeded $100,000 for services rendered during 1999.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION(1)
                                        -----------------------------------
                                                               OTHER ANNUAL   SECURITIES    ALL OTHER
                                                               COMPENSATION   UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)      ($)(2)      OPTIONS(3)      ($)(4)
---------------------------      ----   ---------   --------   ------------   ----------   ------------
Martin V. Alonzo...............  1999    350,000         (5)        0           59,392(5)     51,443
  Chairman of the Board,         1998    350,000    250,000         0           75,000(6)     54,945
  President and CEO              1997    300,000         (7)        0           55,762(7)     55,024
Duane R. Grossett(8)...........  1999    225,000    150,000         0                0        26,692
  President and Chief Operating  1998    225,000    140,000         0           75,000(6)     28,077
  Officer of CBCC                1997    190,000    140,000         0                0        23,021
Parry D. Katsafanas............  1999    200,000     40,000         0                0        14,669
  President and Chief Operating  1998    200,000          0         0           27,000(6)     16,639
  Officer of Leavitt             1997    155,000     36,503         0                0        14,298
Michael T. Segraves............  1999    175,250     80,000         0                0        19,700
  Chief Financial Officer        1998    168,750     80,000         0           30,000(6)     19,150
                                 1997    153,750     80,000         0                0        14,753

---------------

(1) No restricted stock awards were granted to any named executive officer during the period reported.

(2) While the named executive officers may have received certain perquisites in 1999, such perquisites did not exceed the lesser of $50,000 or 10% of such executive's salary and bonus.

(3) Number of Securities underlying options reported for 1998 and 1997 has been adjusted to reflect the three-for-two split of the Company's outstanding Common Stock effective June 6, 1998 (the "Stock Split").

(4) The amounts disclosed in this column for 1999 include:

    (i) premiums and imputed income paid by the Company with respect to term life insurance for the benefit of Messrs. Alonzo, Grossett, Katsafanas and Segraves in the amounts of $13,143, $4,392, $1,169 and $2,125, respectively;

    (ii) contributions by the Company to the Company's 401(k) Profit Sharing Plan in the amount of $8,000 for the benefit of each of Messrs. Alonzo, Grossett, Katsafanas and Segraves;

    (iii) contributions by the Company to the Company's 401(k) Savings and Investment Plan for the benefit of Messrs. Alonzo, Grossett, Katsafanas and Segraves in the amounts of $4,800, $4,800, $3,500 and $4,800, respectively; and

    (iv) contributions by the Company to the Company's supplemental retirement plans for the benefit of Messrs. Alonzo, Grossett, Katsafanas and Segraves in the amounts of $25,500, $9,500, $2,000 and $4,775, respectively.

(5) Mr. Alonzo was awarded a $250,000 cash bonus in 2000 for his services in 1999. Pursuant to the Company's 1997 Executive Deferred Compensation Stock Option Plan (the "Executive Stock Option Plan"), Mr. Alonzo elected to forego 100% of such cash bonus and received, in lieu thereof, options to purchase an aggregate of 59,392 shares of Common Stock. See "Option/SAR Grants in Last Fiscal Year" table and note (1) thereto.

(6) Options were awarded pursuant to the 1994 Incentive Plan, vest in 20% increments on each anniversary of the date of grant, and have an exercise price equal to the market price of the Common Stock on the date of grant.

(7) Mr. Alonzo was awarded a $450,000 cash bonus in 1998 for his service in 1997. Pursuant to the Executive Stock Option Plan, Mr. Alonzo had elected to forego 100% of such cash bonus and received, in lieu thereof, options to purchase an aggregate of 55,762 shares of Common Stock, as reported in the Company's 1998 Proxy Statement. For a discussion of the Executive Stock Option Plan, see "Option/SAR Grants in Last Fiscal Year" table and note (1) thereto.

(8) Mr. Grossett retired from CBCC effective January 4, 2000.

     The following table sets forth options granted during 1999 to the executive officers named in the Summary Compensation Table ("Named Executive Officers"). No stock appreciation rights were granted during 1999.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                          % OF TOTAL                     MARKET
                                         OPTIONS/SARS                   PRICE ON                 GRANT DATE
                                          GRANTED TO     EXERCISE OR    DATE OF                   PRESENT
                         OPTIONS/SARS    EMPLOYEES IN    BASE PRICE      GRANT      EXPIRATION     VALUE
NAME                      GRANTED(#)    FISCAL YEAR(2)    ($/SHARE)    $/SHARE(3)      DATE        ($)(4)
----                     ------------   --------------   -----------   ----------   ----------   ----------
Mr. Alonzo.............     14,569(1)         9.8%          4.29          8.63       02/09/10      69,348
                            15,025(1)        10.1%          4.16          8.63       02/09/10      85,342
                            14,173(1)         9.5%          4.41          8.63       02/09/10      80,644
                            15,625(1)        10.5%          4.00          8.63       02/09/10      86,875

---------------

(1) Options were granted pursuant to the Company's 1997 Executive Deferred Compensation Stock Option Plan (the "Executive Stock Option Plan"). Under the Executive Stock Option Plan, each eligible employee may elect to forego all or a portion (in 25% increments) of such employee's annual cash bonus for a calendar year (which bonus will be determined after that calendar year end) and receive, in lieu thereof, stock options equal to the value of the forgone cash bonus. Stock options granted in lieu of an employee's foregone cash bonus are granted as of the date the annual cash bonus for the year to which an election relates is determined. The stock options related to an annual bonus amount forgone are granted in four series, with the number of stock options granted with respect to each series determined by dividing 25% of the cash bonus amount by 50% of the average closing price of the Common Stock for the last five trading days of each calendar quarter (in each case, the "Average Quarter-End Price") in the calendar year to which the bonus relates, with the stock options calculated for each calendar quarter representing one series. Stock options granted in each series have an exercise price equal to 50% of the Average Quarter-End Price for the calendar quarter to which such series relates. Stock options granted under the Executive Stock Option Plan vest fully immediately upon grant. In 1999 Mr. Alonzo elected to forego 100% of his cash bonus for 1999. Mr. Alonzo's cash bonus for 1999 of $250,000 was determined on February 9, 2000, and, therefore, the stock options reported were granted on February 9, 2000, and relate to Mr. Alonzo's cash bonus for 1999.

(2) Calculated giving effect to Mr. Alonzo's stock option grants reported for fiscal year 1999. See Note (1) above.

(3) The grant date market price reported represents the closing market price of the Common Stock on February 9, 2000, the actual date of grant. See Note (1) above.

(4) The grant date present value was determined by using a modified Black-Scholes pricing model with the following assumptions and adjustment:
    (i) stock price volatility of 32.57% for Mr. Alonzo's options, calculated using daily stock prices of the Company for the period of years and prior to the grant date equal to the expected term of the option as specified in clause (iv) below; (ii) risk-free rates of return from 5.37% to 6.58%, representing the interest rates on 6 year U.S. Treasury securities on the date of grant; (iii) no dividends paid on the Company's Common Stock consistent with current Company practice; and (iv) an assumed exercise date of 6 years from the date of grant. The Company's use of this model should not be construed as an endorsement of its accuracy. Whether the model's assumptions will prove to be accurate cannot be known as of the date of this Proxy Statement. The ultimate value of the options, if any, will depend on the future value of the Company's Common Stock, which cannot be forecast with reasonable accuracy, and the optionees' investment decisions.

     The following table sets forth information with respect to options to purchase the Company's Common Stock held by the Named Executive Officers during and as of the end of fiscal year 1999. No options or stock appreciation rights were exercised by such persons during 1999.

                      AGGREGATED OPTION EXERCISES IN 1999
                       AND 1999 YEAR-END OPTION VALUES(1)

                                                                                           VALUE OF UNEXERCISED
                                 SHARES                      NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                               ACQUIRED ON      VALUE        OPTIONS AT FY-END(#)              AT FY-END($)
NAME                           EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(2)
----                           -----------   -----------   -------------------------   ----------------------------
Mr. Alonzo...................       0            N/A           460,762(3)/45,000               570,954(3)/0
Mr. Grossett.................       0            N/A               60,000/90,000                        0/0
Mr. Katsafanas...............       0            N/A               16,200/28,800                        0/0
Mr. Segraves.................       0            N/A               24,000/36,000                        0/0

---------------

(1) Stock option information set forth in the table has been adjusted to reflect the three-for-two split of the Company's outstanding Common Stock effective June 6, 1998.

(2) Based on the closing price ($8.125) of the Common Stock on December 31, 1999, as reported in the New York Stock Exchange composite transactions listing.

(3) Includes options to purchase 55,762 shares of Common Stock granted in lieu of Mr. Alonzo's $450,000 cash bonus for 1997, which options had a value of $25,329 as of December 31, 1999. See note (7) to "Summary Compensation Table." Excludes options to purchase 59,392 shares granted February 9, 2000, as disclosed in the "Option/SAR Grants in Last Fiscal Year" table and note
    (1) thereto.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  Employment Agreements

     Martin V. Alonzo. The Company and Mr. Alonzo are parties to an employment agreement dated November 10, 1994, which is effective through December 31, 2000, and automatically will be extended on a year-to-year basis unless terminated by the Company or Mr. Alonzo on 30 days' notice before the start of the following year. The employment agreement provided for an original annual salary of $300,000, which was increased to $350,000 by the Compensation Committee effective January 1, 1998. Mr. Alonzo's annual salary is subject to future annual increases at the discretion of the Board of Directors. Mr. Alonzo also is entitled to annual cash incentives at the discretion of the Board of Directors.

     Under the employment agreement, if Mr. Alonzo's employment is terminated in certain circumstances, including a termination by the Company in violation of the agreement or a termination by Mr. Alonzo for good reason (as defined in the employment agreement), the Company will be required to pay Mr. Alonzo a severance payment in an amount equal to one and one-half times the sum of Mr. Alonzo's then current base salary and the average of Mr. Alonzo's bonus for the three previous years. If Mr. Alonzo's employment is terminated by the Company in violation of the agreement or by Mr. Alonzo for good reason following a "change in control" of the Company, Mr. Alonzo also will be entitled (in addition to any other severance payments he may be owed) to receive a lump sum payment of cash in an amount equal to 2.99 times Mr. Alonzo's annualized includable compensation (determined within the meaning of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")), and to continue participation for four years in all employee benefit plans in which he was entitled to participate immediately before termination of his employment (or in substantially similar plans). A "change in control" of the Company has the same meaning in Mr. Alonzo's employment agreement as discussed below under "Other Change-in-Control Arrangements -- Stock Option Plans." The Company also has agreed to reimburse Mr. Alonzo for reasonable legal fees and costs that Mr. Alonzo incurs in connection with the resolution in Mr. Alonzo's favor of any dispute or controversy under his employment agreement.

     Duane R. Grossett. CBCC entered into an employment agreement with Duane R. Grossett upon the commencement of his employment as CBCC's President and Chief Operating Officer in October 1996. Mr. Grossett's employment agreement was effective through January 4, 2000, the effective date of Mr. Grossett's retirement.

  Other Change-in-Control Arrangements

     Stock Option Plans

     The 1994 Incentive Plan provides for the granting of incentive awards to the Company's officers and employees in the form of stock options, stock appreciation rights and restricted stock. Pursuant to the 1994 Incentive Plan, upon a "change in control" of the Company, (1) in the discretion of the Compensation Committee each holder of a stock option will be granted a corresponding stock appreciation right, (2) all outstanding stock appreciation rights and stock options will become immediately and fully vested and exercisable in full, and (3) the restriction period on any restricted stock award will be accelerated and the restrictions will expire.

     The Executive Stock Option Plan permits eligible employees to receive, in lieu of all or a portion of their annual cash bonus, immediately exercisable stock options with a value calculated based on the value of the bonus amount deferred. See "Management Compensation -- Compensation of Executive
Officers -- Option/ SAR Grants in Last Fiscal Year" table above and note (1) thereto. The Executive Stock Option Plan provides that, upon a "change in control" of the Company, in the discretion of the Compensation Committee each holder of a stock option may be granted a corresponding stock appreciation right.

     In general, under each of the 1994 Incentive Plan, the Executive Stock Option Plan and the Director Stock Option Plan (see "Management
Compensation -- Board Compensation -- Stock Option Awards" above), a "change in control" of the Company occurs in any of the following four situations: (1) a person other than (a) the Company, certain companies affiliated with the Company, benefit plans of the Company or of certain companies affiliated with the Company or of a company with the same ownership as the Company, (b) CVC or
(c) certain affiliates of CVC, acquires 50% or more of the voting power of the Company's outstanding voting securities; (2) a person described in clause (1) announces a tender offer for 50% or more of the Company's outstanding voting securities and the Board of Directors approves or does not oppose the tender offer, provided an event described in clause (1), (3) or (4) occurs within one year of such tender offer; (3) the Company merges or consolidates with another corporation or partnership, or the Company's stockholders approve such a merger or consolidation, other than mergers or consolidations in which the Company's voting securities are converted into securities having the majority of voting power in the surviving company; or (4) the Company liquidates or sells all or substantially all its assets, or the Company's stockholders approve such a liquidation or sale, except sales to corporations having substantially the same ownership as the Company.

     Change of Control Agreement

     The Company and Michael T. Segraves are parties to a change of control agreement which is effective through December 31, 2000, and automatically will be extended on a year-to-year basis unless terminated by the Company or Mr. Segraves on 30 days' notice before the start of the following year. If Mr. Segraves' employment with CBCC is terminated by the Company without cause (as defined in Mr. Segraves' change of control agreement) or by Mr. Segraves for good reason (as defined in Mr. Segraves' change of control agreement) following a "change in control," the Company will be required to pay to Mr. Segraves a lump sum severance payment in an amount equal to the sum of (1) Mr. Segraves' then current base salary (or, if greater, Mr. Segraves' base salary at the time of the change in control or, if applicable, the occurrence of the event giving rise to Mr. Segraves' right to terminate his employment for good reason) and (2) Mr. Segraves' prior year's bonus, and to maintain for one year health insurance for the benefit of Mr. Segraves and his family as in effect prior to the termination of his employment. For purposes of Mr. Segraves' change in control agreement, a "change in control" occurs in any of the situations that constitutes a change in control as defined above under "Other Change-in-Control Arrangements -- Stock Option Plans" or in the event (1) CBCC liquidates or sells all or substantially all its assets or the Company approves such a liquidation or sale, except sales to corporations owned (directly or indirectly) by the Company's stockholders in the same proportions as their ownership of the Company's stock or (2) the Company ceases to own at least a majority of the voting securities of CBCC, other than pursuant to a transaction after which all of the voting securities of CBCC (or a company into which it is merged) which are not owned by the Company are owned by the Company's stockholders in the same proportion as their ownership of the Company. The Company also has agreed to reimburse Mr. Segraves for reasonable legal fees and costs that Mr. Segraves incurs in connection with the resolution in Mr. Segraves' favor of any dispute or controversy under his change of control agreement.

INDEMNITY AGREEMENTS

     The Company has entered into indemnity agreements with each of its directors and executive officers. Those agreements require the Company, to the extent permitted under applicable law, to indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or executive officers of the Company or assumed certain responsibilities at the direction of the Company. Each indemnification agreement also provides that, upon a potential change in control of the Company and if the indemnified director or executive officer so requests, the Company will create a trust for the benefit of the indemnified director or executive officer in an amount sufficient to satisfy payment of any liabilities and suits against which the Company has indemnified the director or executive officer. The Company expects to enter into similar agreements with persons selected to be directors and executive officers in the future.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     John R. Kennedy, Donald J. Donahue (who resigned from the Board on January 1, 2000) and Thomas F. McWilliams served as members of the Compensation Committee during 1999. Raymond E. Cartledge succeeded Mr. Donahue as a member of the Compensation Committee effective February 9, 2000. None of such persons are officers or employees or former officers or employees of the Company, except for Mr. McWilliams who served as Vice President of the Company from July 1993 until September 1994. During the period that Mr. McWilliams served as Vice President of the Company, he did not receive any compensation from the Company for his service as an officer.

     None of the executive officers of the Company served as a member of the compensation committee or board of directors of any other company during 1999.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

STRATEGY AND OBJECTIVES

     The Company's executive compensation program is administered by the Compensation Committee, which is comprised entirely of Non-Employee Directors. The Compensation Committee determines any annual increase in the base salary of the CEO, the annual bonus to be paid to the CEO, and, based on recommendations of the CEO, the compensation to be provided to the other executive officers. The Compensation Committee also administers the 1994 Incentive Plan pursuant to which equity incentives are provided to employees at the discretion of the Compensation Committee and determines individuals eligible to participate in the 1997 Executive Deferred Compensation Stock Option Plan described below.

     In determining compensation levels and developing compensation programs for the Company's executive officers, the Compensation Committee analyzes the relationship between base salary, annual cash incentives, equity incentives and benefits. The underlying objectives of the Company's compensation strategy include the following:

     - Attract and retain superior executive talent, and motivate those executives to achieve optimum short-term and long-term corporate operating results;

     - Align the interests of executive officers with the creation of stockholder value and ensure long-term growth orientation through equity-based plans; and

     - Provide a compensation package that recognizes individual contributions as well as overall business results.

COMPONENTS OF COMPENSATION

     The key elements of the Company's executive compensation program are base salary, annual cash bonuses and equity incentive compensation. These elements are addressed separately.

     The Compensation Committee does not exclusively use quantitative methods or mathematical formulas in setting any element of compensation. In determining each component of compensation, the Compensation Committee considers all elements of an executive's total compensation package, recommendations of the CEO (as discussed below) and other objective and subjective criteria the Compensation Committee deems appropriate with respect to each executive officer.

     Base Salaries. The base salary of each of the executive officers, other than the CEO, is reviewed annually, with adjustments made based primarily on the recommendations of the CEO. In reviewing base salaries the CEO considers various factors, including the performance of the executive officer with respect to specific objectives and increases in responsibilities. The specific objectives for each executive officer are established by such officer after consultation with the CEO, and vary for each executive position and for each year. In addition, in the first quarter of each year, the Board of Directors approves the Company's business plan developed by management for the current year. The business plan establishes objectives for the current year with respect to areas such as marketing, operations, capital expenditures and financial performance. In reviewing annual base salaries, the CEO and the Compensation Committee also consider each executive officer's responsibilities related to achieving the objectives in the business plan and, in an effort to provide competitive compensation, from time to time reviews salaries of similarly situated employees in comparator companies.

     The financial performance of the Company, primarily operating income, EBITDA (earnings before interest, taxes, depreciation and amortization) and net income, also is considered in determining annual adjustments to base salaries, but more emphasis is placed on divisional financial performance in determining annual cash bonuses rather than base salaries. When the CEO completes his reviews, he makes a recommendation to the Compensation Committee for its review and approval.

     Annual Cash Bonuses. Annual cash bonuses to executive officers, other than the CEO, are determined by the Compensation Committee after considering the recommendations of the CEO. The CEO in developing his bonus recommendations for the other executive officers, as well as the Compensation Committee in evaluating the CEO's recommendations, consider primarily the financial performance of the Company as described above, the performance of the division at which an executive officer is employed and whether such division attained or exceeded the objectives set forth in the Company's annual business plan, and the performance of the Company and the executive's division in relation to industry conditions and performance of comparable companies. The CEO and the Compensation Committee also consider individual performance which contributed to the Company's financial performance or otherwise assisted the Company's efforts to achieve the objectives set forth in its business plan. Failure of the Company or an executive's division to attain or exceed the objectives in the business plan does not, however, necessarily prevent any cash bonus from being paid, although it may affect the size of cash bonuses paid. No specific weighting was assigned to any of the factors considered in determining annual adjustments to base salaries and cash bonuses for the executive officers.

     Certain executive officers may elect to defer all or a portion of their annual cash bonus and receive, in lieu thereof, stock options under the Company's 1997 Executive Deferred Compensation Stock Option Plan as described below under "Equity Incentive Compensation."

     Equity Incentive Compensation. The Compensation Committee endorses the view that equity ownership by management is beneficial in aligning management's and stockholders' interests in the enhancement of stockholder value. The equity-based compensation plans described below facilitate equity ownership by management.

     1994 Incentive Plan. Through the 1994 Incentive Plan, the Company has utilized stock options (and has the ability to utilize stock appreciation rights and restricted stock) as components of executive compensation to ensure external competitiveness of the total executive compensation package, motivate executives to improve long-term stock performance, encourage equity ownership of the Company by executive officers and align executive interests with the enhancement of stockholder value.

     In granting stock options or other stock-based compensation under the 1994 Incentive Plan, the Compensation Committee considers the total number of shares available for future grants under the 1994 Incentive Plan, prior grants outstanding and estimated requirements for future grants. Individual awards, with the exception of grants to the CEO, generally are proposed to the Compensation Committee by the CEO. The Compensation Committee then discusses with the CEO his proposals and recommendations and determines individual awards, taking into consideration the CEO's recommendations, each participant's position and scope of responsibilities, the strategic and operational goals of the Company, the expected future performance of each participant to achieve these goals and unvested options, if any, held by each participant. Awards granted to the CEO are determined separately by the Compensation Committee based on the same criteria as grants to other employees, as well as the Compensation Committee's perception of the CEO's expected future contributions to the Company's achievement of its long-term performance goals. The Compensation Committee historically has elected to grant more options in one lump sum, rather than grant a smaller number on an annual basis, to create an immediately meaningful incentive to enhance stockholder value in the Company at the time of grant.

     The exercise price for awards granted under the 1994 Incentive Plan, the term of such awards, the vesting of such awards and the other terms and conditions of such awards are determined by the Compensation Committee, in its discretion. All stock options previously granted to executive officers under the 1994 Incentive Plan have an exercise price equal to the market price on the date of grant and vest in 20% increments over five years from the date of grant. Stock options granted under the 1994 Incentive Plan must expire not more than ten years from their date of grant.

     Executive Stock Option Plan. In 1997, the stockholders of the Company adopted the 1997 Executive Deferred Compensation Stock Option Plan (the "Executive Stock Option Plan"), which provides for the granting of stock options to eligible executive employees of the Company and its subsidiaries, at the employee's election, in lieu of all or a portion of such employee's annual cash bonus. Under the Executive Stock Option Plan, grants of stock options are made only to those executive officers and key management personnel of the Company and its subsidiaries as the Compensation Committee from time to time may designate. The Compensation Committee designated Martin V. Alonzo (Chairman of the Board, President and CEO of the Company), Duane R. Grossett (President and Chief Operating Officer of CBCC) and Parry D. Katsafanas (President and Chief Operating officer of Leavitt) as eligible to participate in the Executive Stock Option Plan for 1999. Only Mr. Alonzo elected to participate in the Executive Stock Option Plan for 1999.

COMPENSATION OF THE CEO

     Mr. Alonzo's employment agreement provides that Mr. Alonzo's base salary will be reviewed annually and may be increased at the discretion of the Compensation Committee. For 1998, the Compensation Committee increased Mr. Alonzo's base salary from $300,000 to $350,000 based on the Company's 1997 financial performance and operating accomplishments and to increase Mr. Alonzo's base salary to a level more competitive with the median CEO salaries for comparator companies as reflected in a report provided by an independent executive compensation consultant engaged by the Committee in 1998 as described in the Company's 1999 Proxy Statement. The Compensation Committee anticipates that any future increase in the CEO's base salary will be based on the Compensation Committee's assessment of the CEO's performance and its expectations as to his future contributions to the Company and salaries provided by comparator companies.

     In 2000, the Company also awarded to Mr. Alonzo a cash bonus of $250,000 for 1999 services. In determining Mr. Alonzo's cash bonus, the Compensation Committee considered the Company's financial and operating performance in 1999, as well as the Company's efforts in attaining strategic objectives. Under the terms of his employment agreement, Mr. Alonzo will continue to be eligible for annual cash bonuses at the discretion of the Compensation Committee. The Compensation Committee anticipates that future cash bonuses paid to the CEO will be based primarily on the financial performance of the Company, as well as the individual performance of Mr. Alonzo in supporting the Company's financial performance and attainment of strategic Company objectives. As described in note
(5) of the "Summary Compensation Table" and note (1) of the "Option/SAR Grants in Last Fiscal Year" table, Mr. Alonzo elected to forego 100% of his 1999 cash bonus under the Executive Stock Option Plan and received, in lieu thereof, stock options to purchase a total of 59,392 shares of Common Stock.

POLICY WITH RESPECT TO $1 MILLION DEDUCTION LIMIT

     The Company's executive compensation strategy is to be cost and tax effective. Therefore, the Company's policy is to avail itself of all proper deductions under the Internal Revenue Code, where practical, while maintaining the flexibility to approve compensation arrangements which it deems to be in the best interests of the Company and its stockholders, but which may not always qualify for full tax deductibility. Section 162(m) of the Internal Revenue Code generally imposes a $1 million per person annual limit on the amount the Company may deduct as compensation expense for its CEO and its four other highest paid officers. Although the total compensation of the executive officers did not exceed this deduction limitation in 1999, certain factors involved in the Company's compensation program may impact on whether the deduction limitation is exceeded in the future. The 1994 Incentive Plan is intended to permit compensation associated with stock options and stock appreciation rights to be excluded from the deduction limitations, but certain payments under the 1994 Incentive Plan, including grants of restricted stock, may be included as compensation for purposes of calculating the deduction limitation, potentially impacting the deduction limitation. In addition, under current Internal Revenue Service regulations, income attributable to options (and stock appreciation rights) granted under the Executive Stock Option Plan may not qualify for an exemption from the $1 million annual limit on deductible compensation imposed by
Section 162(m) of the Internal Revenue Code. To the extent the total non-exempt compensation paid (or deemed paid) by the Company to such an officer for a year exceeds $1 million, such excess is not deductible by the Company if the officer is employed by the Company as of the end of that year.

     As the Company moves forward in its efforts to create stockholder value in the years ahead, the Compensation Committee will continue to review, monitor and evaluate the Company's program for executive compensation to assure that it is internally effective in support of the Company's strategy, competitive in the marketplace to attract, retain and motivate the talent needed to achieve the Company's financial objectives, and appropriately rewards the creation of value on behalf of the Company's stockholders.

     This report has been provided by the Compensation Committee, which consists of the following members:

                           John R. Kennedy, Chairman
                              Raymond E. Cartledge
                              Thomas F. McWilliams

                               PERFORMANCE GRAPH

     Set forth below is a graph comparing the total stockholder return on the Company's Common Stock, the Standard & Poor's 500 Composite Index, the Russell 2000 Index, the Dow Jones Industrials Index, and a group of the Company's current peers. The peer group consists of Brush Wellman, Inc., Mueller Industries, Inc., Olin Corporation, Wolverine Tube, Inc. and Maverick Tube, Inc. The graph illustrates total stockholder return for each of the five fiscal years ended December 31, 1999, and at February 29, 2000, of $100 invested at December 31, 1994, and assumes reinvestment of all dividends. The return of each company in the peer group has been weighted according to its respective market capitalization and information regarding the Company's share prices has been adjusted to give effect to the three-for-two stock split effective June 6, 1998.

                              [PERFORMANCE GRAPH]

-------------------------------------------------------------------------------------------------------------------
                           12/31/94     12/31/95     12/31/96     12/31/97     12/31/98     12/31/99     2/29/00
-------------------------------------------------------------------------------------------------------------------
 Chase Industries            100         131.17       206.48       264.92       162.66       126.62       139.29
 Peer Group                  100         148.16       159.22       223.09       138.05       196.80       164.13
 S&P 500                     100         137.55       169.11       225.52       289.96       350.96       327.03
 Russell 2000                100         128.44       149.63       183.09       178.44       216.62       248.32
 Dow Jones Industrials       100         136.94       176.53       220.50       260.55       331.57       292.09

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     To the Company's knowledge, set forth below is certain information, as of the Record Date, regarding ownership of Common Stock by (i) each person who beneficially owns 5% or more of the Common Stock, (ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. To the Company's knowledge, each person holds sole voting and investment power over the shares shown unless otherwise indicated. All of the stock information set forth in the table below and related notes has been adjusted to reflect the three-for-two split of the Company's outstanding Common Stock effective June 6, 1998 (the "Stock Split").

                                                        AMOUNT AND                     PERCENT OF
                                                        NATURE OF      PERCENT OF     TOTAL COMMON
NAME                                                    OWNERSHIP       CLASS(1)        STOCK(2)
----                                                    ----------     ----------     ------------
Citigroup Inc.........................................  7,290,346(3)     47.9%(4)        47.9%
  399 Park Avenue
  New York, New York 10043
Martin V. Alonzo......................................  1,608,498(5)     16.7%           10.2%
  c/o Chase Industries Inc.
  14212 County Road M-50
  Montpelier, Ohio 43543
FMR Corp..............................................    908,200(6)      9.9%            6.0%
  82 Devonshire Street
  Boston, Massachusetts 02109
Dimensional Fund Advisors Inc.........................    608,750(7)      6.7%            4.0%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Thomas F. McWilliams..................................     17,938(8)         *               *
Michael T. Segraves...................................     30,750(9)         *               *
Parry D. Katsafanas...................................     21,600(10)        *               *
John R. Kennedy.......................................     18,368(11)        *               *
Raymond E. Cartledge..................................     16,463(12)        *               *
Charles E. Corpening..................................     16,852(13)        *               *
William R. Toller.....................................      8,255(14)        *               *
John H. Steadman......................................      1,000(15)        *               *
Robert D. Kennedy.....................................        394(16)        *               *
All directors and executive officers as a group (10
  persons)............................................  1,740,168(17)    17.9%           11.0%

---------------

  *  Less than one percent

 (1) Based on 9,084,877 shares of Common Stock outstanding as of the Record
     Date.

 (2) Gives effect to 6,150,118 shares of Nonvoting Common Stock outstanding as of the Record Date. See Note (3) below.

 (3) Amount reported includes 6,150,118 shares of Nonvoting Common Stock held of record by Citicorp Venture Capital Ltd. ("CVC"). Each share of Nonvoting Common Stock is convertible into one share of Common Stock at the option of the holder thereof. See "Quorum and Voting" above. Based on information set forth in Amendment No. 3 to Schedule 13G dated February 15, 2000, filed with the SEC by Citigroup, Inc., Citigroup Holdings Company, Citicorp, Citibank, N.A. and CVC (the "Citigroup Schedule 13G"). The Citigroup
     Schedule 13G reflects that each of Citigroup Holdings Company, Citicorp, Citibank, N.A. and CVC has shared voting power and shared dispositive power for 1,139,827 shares of Common Stock and that Citigroup Inc. has shared voting power and shared dispositive power for 1,140,227 shares of Common Stock, in each case excluding the 6,150,118 shares of Nonvoting Common Stock held by CVC.

 (4) Gives effect to 6,150,118 shares of Nonvoting Common Stock held by CVC, which are not included for purposes of calculating the percentage ownership of any other stockholder. See Note (2) above. Without giving effect to the outstanding Nonvoting Common Stock held by CVC such percentage would be 12.6%.

 (5) Excludes 37,500 shares of Common Stock held by Mr. Alonzo's wife, as to which Mr. Alonzo disclaims beneficial ownership. Includes 405,000 shares subject to stock options granted under the 1994 Incentive Plan and 115,154 shares subject to such options granted under the Executive Stock Option Plan, all of which currently are exercisable.

 (6) Based on information set forth in Amendment No. 2 to Schedule 13G dated February 14, 2000 (the "Fidelity Schedule 13G"), filed with the SEC by FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson. The Fidelity Schedule 13G reflects that (i) Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp. ("FMR"), is the beneficial owner of 908,200 shares of Common Stock as a result of acting as investment advisor to the Fidelity Low-Priced Stock Fund (the "LP Fund"), an investment company registered under Section 8 of the Investment Company Act of 1940,
     (ii) the LP Fund holds all 908,200 shares of the Common Stock reported,
     (iii) Edward C. Johnson 3d, FMR (through its control of Fidelity), and the LP Fund each has sole power to dispose of the 908,200 shares owned by the LP Fund, and (iv) sole voting power of the shares reported resides with the LP Fund's board of trustees. Fidelity carries out the voting of the shares under written guidelines established by the LP Fund's boards of trustees.

 (7) Based on information set forth in Schedule 13G dated February 11, 2000 (the "DMF Schedule 13G"), filed with the SEC by Dimensional Fund Advisors Inc. ("DMF"). The DMF Schedule 13G reflects that DMF, an investment advisor registered under the Investment Advisors Act of 1940, serves as investment manager for certain other investment vehicles, including commingled group trusts (collectively, the "Portfolios") and, in its role as investment advisor and investment manager, possesses both voting and investment power over 608,750 shares of Common Stock, all of which are held by the Portfolios and beneficial ownership of which is disclaimed by DMF.

 (8) Includes 10,438 shares subject to stock options granted under the Director Stock Option Plan and 7,500 shares subject to stock options granted under the 1994 Incentive Plan, all of which currently are exercisable. Excludes 223,045 shares of Common Stock held by a family trust in which shares Mr. McWilliams has an indirect pecuniary interest but not a beneficial ownership interest under Rule 13d-3 of the Securities Act of 1933.

 (9) Includes 30,000 shares subject to stock options granted under the 1994 Incentive Plan that currently are exercisable.

(10) Consists solely of stock options granted under the 1994 Incentive Plan that currently are exercisable.

(11) Includes 9,418 shares subject to stock options granted under the Director Stock Option Plan and 7,500 shares subject to stock options granted under the 1994 Incentive Plan, all of which currently are exercisable.

(12) Includes 5,963 shares subject to stock options granted under the Director Stock Option Plan that currently are exercisable and 7,500 shares subject to stock options granted under the 1994 Incentive Plan that are exercisable within 60 days of the Record Date.

(13) Consists solely of 9,352 shares subject to stock options granted under the Director Stock Option Plan that currently are exercisable and 7,500 shares subject to stock options granted under the 1994 Incentive Plan that are exercisable within 60 days of the Record Date.

(14) Consists solely of 3,755 shares subject to stock options granted under the Director Stock Option Plan and 4,500 shares subject to stock options granted under the 1994 Incentive Plan, all of which currently are exercisable.

(15) Consists solely of 1,000 shares owned in joint tenancy with Mr. Steadman's wife.

(16) Consists solely of stock options granted under the Director Stock Option Plan that currently are exercisable.

(17) Includes 645,574 shares subject to stock options that currently are exercisable or that are exercisable within 60 days of the Record Date.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company and each of CVC and Mr. Alonzo are parties to a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which each of CVC and Mr. Alonzo are entitled to require the Company to file a registration statement under the Securities Act of 1933 ("Securities Act") covering the sale of some or all of the shares of Common Stock held by CVC and Mr. Alonzo, subject to certain conditions. Pursuant to the Registration Rights Agreement, the Company may be required to file on behalf of each of CVC and Mr. Alonzo an unlimited number of registration statements on Form S-2 or Form S-3 under the Securities Act, when available. At any time that the Company is not eligible to use a Form S-2 or Form S-3 registration statement, CVC and Mr. Alonzo also may require the Company to file a registration statement on their behalf on an appropriate registration form, provided that the Company will not be required to effect more than two such registrations on behalf of CVC or one such registration on behalf of Mr. Alonzo during the term of the Registration Rights Agreement. All such demand registrations require that the registration statement relate to a minimum of, in the case of CVC, 5% of the outstanding Common Stock or, in the case of Mr. Alonzo, 2% of the outstanding Common Stock. In addition, in the event the Company proposes to register any of its shares of Common Stock under the Securities Act, CVC and Mr. Alonzo will be entitled to require the Company to include all or a portion of their shares in such registration, subject to certain conditions. Each demand registration pursuant to the Registration Rights Agreement must be at least 180 days apart.

     Generally, all fees, costs and expenses of any registration under the Registration Rights Agreement will be borne by the Company, provided that CVC and Mr. Alonzo will be required to bear their respective pro rata share of underwriting discounts and commissions. CVC and Mr. Alonzo may assign their respective rights under the Registration Rights Agreement to persons to whom they transfer or otherwise assign shares of the Common Stock that they hold, provided that the shares transferred or assigned to that person represent five percent or more of the outstanding Common Stock on a fully-diluted basis at the time of transfer.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely on a review of the copies of Forms 3, 4, and 5 required to be filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, and written representations from the Company's executive officers and directors, the Company believes that all persons who were subject to Section 16(a) of the Exchange Act during 1999 complied with the filing requirements thereof.

                                  PROPOSAL 2.

                            RATIFICATION OF AUDITORS

     The Board of Directors has selected PricewaterhouseCoopers LLP as the independent auditors of the Company for the current fiscal year. Coopers & Lybrand L.L.P., predecessor company of PricewaterhouseCoopers LLP, and PricewaterhouseCoopers LLP have audited the Company's financial statements since the Company was formed in 1990. The Company expects that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if they desire to do so.

     Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the independent auditors of the Company is not required by the Company's by-laws or otherwise. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that a change would be in the best interest of the Company and its stockholders.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS
OF THE COMPANY VOTE FOR THE RATIFICATION OF THE SELECTION OF
PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR 2000.

                                 OTHER BUSINESS

     Management knows of no other matters that will come before the Annual Meeting. However, if other matters do come before the Annual Meeting, as permitted by Rule 14a-4(c) of the Exchange Act the Proxy holders will vote in accordance with their best judgment.

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